June 30, 2005

Securities and Exchange Commission

100	F Street, N.E.

Washington, DC 20549

Re:	Oakmont Acquisition Corp.

Registration Statement on Form S-1

File No. 333-124621

“Tandy” Letter

Ladies and Gentlemen:

Oakmont Acquisition Corp. (the “Company”), in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) commenting on the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

OAKMONT ACQUISITION CORP.

/S/ MICHAEL C. AZAR
Michael C. Azar President